Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 DEC -5 AM 7:21

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**3 December 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

SUPPL

Goodman Finance Limited – change of Registered Office

Please see copy of announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

03037962

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Attach:

12/8

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

3 December 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited - change of Registered Office

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited, in relation to its change of registered office, effective 10 December 2003.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

Burns Philp

03 DEC -5 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**4 December 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**2 pages (including cover sheet)**

SUPPL

Converting Preference Shares – Interim Dividend

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

4 December 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) - INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms to a cumulative preferential dividend of 7.5% per annum, payable quarterly:

1. The Directors have declared an unfranked interim dividend payable on the Converting Preference Shares in respect of the period from 1 October 2003 to 31 December 2003 (92 days). The amount payable in respect of each Converting Preference Share for that period is $0.005671;

2. The Record Date for determining the entitlement to the dividend for the period to 31 December 2003 is 15 December 2003;

3. The dividend consists entirely of a Foreign Dividend Account amount therefore no non-resident withholding tax is required to be deducted; and

4. The dividend payment date is 31 December 2003.

Yours faithfully

HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 DEC -5 AM 7:21

FACSIMILE

To:	**Cindy Eng – Agency Services** **Fax: 0011 1 212 538 6851**
Copy To:	**Christopher Lally – Corporate Banking** **Fax: 0011 1 646 935 7870**
Company:	**CREDIT SUISSE FIRST BOSTON** **CAYMAN ISLANDS BRANCH**
From:	**HELEN GOLDING – Company Secretary**
Date:	**4 December 2003**
SUBJECT:	**TERM LOAN B**
No of Pages:	**2 pages (including cover sheet)**

Converting Preference Shares – Interim Dividend

Please see attached copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

4 December 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) - INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms to a cumulative preferential dividend of 7.5% per annum, payable quarterly:

1. The Directors have declared an unfranked interim dividend payable on the Converting Preference Shares in respect of the period from 1 October 2003 to 31 December 2003 (92 days). The amount payable in respect of each Converting Preference Share for that period is $0.005671;

2. The Record Date for determining the entitlement to the dividend for the period to 31 December 2003 is 15 December 2003;

3. The dividend consists entirely of a Foreign Dividend Account amount therefore no non-resident withholding tax is required to be deducted; and

4. The dividend payment date is 31 December 2003.

Yours faithfully

HELEN GOLDING
Company Secretary